SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  Nelnet, Inc.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                  64031N 10 8
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                                 (CUSIP Number)

                                   12/31/2006
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 64031N 10 8
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Union Bank and Trust Company/Trustee
    47-0321480
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Nebraska
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        51,000 (1)

    (6) Shared voting power:
        8,810,891 (2)

    (7) Sole dispositive power:
        51,000 (1)

    (8) Shared dispositive power:
        8,810,891 (2)

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(9) Aggregate amount beneficially owned by each reporting person.

    8,861,891 (3)
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     21.7%
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(12) Type of reporting person (see instructions).

     CO
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(1)     Reflects 51,000 shares of Class A common stock held by the reporting person's profit sharing plan.

(2) Includes (i) 310,000 shares of Class A common stock held by the reporting person as trustee for a charitable foundation, (ii) a total of 2,533,821 shares of Class A common stock and 1,777,034 shares of Class B common stock (which are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by the reporting person as trustee for certain grantor retained annuity trusts ("GRATs") and charitable remainder trusts ("CRUTs"), which amounts reflect distributions during 2006 from the GRATs and CRUTs to the grantors under such GRATs and CRUTs of shares of Class A common stock and Class B common stock, (iii) a total of 1,949,314 shares of Class A common stock held by the reporting person in individual accounts for Angela L. Muhleisen, an affiliate of the reporting person, and her spouse, and (iv) a total of 2,240,722 shares of Class A common stock held by the reporting person for the accounts of miscellaneous trusts, IRAs, and investment accounts at the reporting person, which is a commercial bank. The reporting person disclaims beneficial ownership of such shares except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares. This amendment is filed solely to reflect changes in the respective number of shares which may be deemed to be beneficially owned by the reporting person and as a result of the distribution of shares of Class A common stock and Class B common stock from the GRATs and CRUTs.

(3)     All amounts shown in Items 5-9 are as of December 31, 2006.

Page 2 of 4 Pages

Item 1(a). Name of Issuer:

           Nelnet, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           121 South 13th Street
           Suite 201
           Lincoln, Nebraska 68508

Item 2(a). Name of Person Filing:

           Union Bank and Trust Company/Trustee

Item 2(b). Address or Principal Business Office or, If None, Residence:

           121 South 13th Street
           Suite 201
           Lincoln, Nebraska 68508

Item 2(c). Citizenship:

           Nebraska

Item 2(d). Title of Class of Securities:

           Class A Common Stock

Item 2(e). CUSIP No.:

           64031N 10 8

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

    (a) Amount beneficially owned:
        8,861,891

    (b) Percent of class:
        21.7

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              51,000 (1)

        (ii)  Shared power to direct the vote
              8,810,891 (2)

        (iii) Sole power to dispose or direct the disposition of 51,000 (3)

        (iv) Shared power to dispose or direct the disposition of 8,810,891 (4)

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10. Certifications

         N/A


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1. See Item (5) footnote above

2. See Item (6) footnote above

3. See Item (7) footnote above

4. See Item (8) footnote above


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

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Union Bank and Trust Company

Date: 02/14/2007                      /s/ William J. Munn
                                      Name:  William J. Munn
                                      Title: Attorney-in-Fact*


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

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